15046030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFI Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields **212-968-4122**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GFI Securities LLC and Subsidiaries
Index
December 31, 2014

GFI Securities LLC and Subsidiaries

(Sec I.D. No. 0-19982)

Consolidated Statement of Financial Condition

December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

pwc

Report of Independent Registered Public Accounting Firm

To the Management of GFI Securities LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC and subsidiaries (the "Company"), at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

GFI Securities LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	40,387,838
Commissions receivable, net		9,213,667
Receivables and deposits with clearing organizations		9,172,706
Property, equipment and leasehold improvements, net		115,802
Financial instruments owned, at fair value		115,380
Receivables from affiliates		2,408,695
Prepaid bonuses and forgivable employee loans		8,152,729
Other assets		3,443,076
TOTAL ASSETS	$	73,009,893
LIABILITIES AND MEMBER'S INTEREST		
LIABILITIES:		
Accrued compensation	$	14,929,203
Accounts payable and accrued expenses		2,518,899
Payables to affiliates		1,426,317
Payables to brokers, dealers and clearing organizations		68,287
Other liabilities		338,417
TOTAL LIABILITIES		19,281,123
MEMBER'S INTEREST		
Members interest before non-controlling interests		53,623,837
Non-controlling interests		104,933
TOTAL MEMBER'S INTEREST		53,728,770
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	73,009,893

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

The consolidated financial statements include the accounts of GFI Securities LLC and its subsidiaries (collectively the "Company"). The Company is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent" or "GFI"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., majority-owned subsidiaries of the Company, are licensed and regulated by the Superintendencia Financiera de Colombia. All intercompany accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities, fair value measurements, the potential outcome of litigation matters and the disclosure of contingencies in the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Consolidation Policies — The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company has a controlling financial interest. For consolidated subsidiaries that are less than wholly-owned, equity interests that are not owned by the Company are referred to as non-controlling interests. The portion of the Member's Interest of such subsidiaries is presented as Non-controlling interests in the Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Member's Interest. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less from the date of purchase. Cash and cash equivalents are considered a Level 1 asset in the fair value hierarchy in accordance with ASC 820, fair value measurements.

Deposits with Clearing Organizations — The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Financial Assets and Liabilities — The Company's financial instruments are carried at fair value or amounts which approximate fair value with changes in fair value recognized in the Statement of

Operations. Changes in the fair value of financial instruments purchased or sold to facilitate customer transactions and principal trading are recognized in Principal transactions. The financial assets and liabilities measured at carrying value include cash and cash equivalents, deposits at clearing organizations, receivables from clearing organizations, financial instruments owned, receivables from affiliates, accrued compensation, payable to clearing organizations and payable to affiliates, which approximate fair value given the short term nature.

Prepaid Bonuses and Forgivable Employee Loans — Prepaid bonuses and forgivable employee loans are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is terminated prior to the end of the term of the agreement. Amortization is calculated using the straight-line method over the term of the contract, which is generally over two to four years, and is recorded in compensation and employee benefits. The Company generally expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the end of the term of the agreement.

Brokerage Transactions — The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues are recognized on a trade date basis.

Principal Transactions — Principal transactions revenue is primarily derived from matched principal and principal trading transactions. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are permitted to enter into unmatched principal transactions in the ordinary course of business. These unmatched positions are intended to be held short term.

However, from time to time, one of the counterparties to a principal transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Under these circumstances, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight or until the transaction is settled. These positions are marked to market on a daily basis. Principal transactions revenues are recognized on a trade date basis.

Compensation and Employee Benefits — The Company's compensation and employee benefits have both a fixed and variable component. Base salaries and benefit costs are primarily fixed for all employees while bonuses constitute the variable portion of the Company's compensation and employee benefits. The Company may pay certain bonuses in restricted stock units ("RSUs") of its Parent or as deferred cash awards, both of which generally vest over a future service period. The Company also may grant sign-on and retention bonuses for certain newly-hired or existing employees who agree to long-term employment agreements. These sign-on and retention bonuses are typically amortized using the straight-line method over the term of the respective agreements.

Share-Based Compensation— The Company accounts for stock-based compensation in accordance with ASC *718 Compensation— Stock Compensation* ("ASC 718"). This accounting guidance requires measurement of compensation expense for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The Company's share-based compensation consists of RSUs of its Parent. The Company determines the fair value of RSUs based on the number of units granted and the grant date fair value of the common stock of the Company's Parent, measured as of the closing price on the date of grant. See Note 9 Related Party Transactions for further information.

Deferred Cash Compensation—The Company accounts for deferred cash compensation in accordance with ASC 710 Compensation— General ("ASC 710"). This accounting guidance requires measurement of deferred compensation expense for non-equity-based awards based upon future amounts expected to be paid, and provides for recognition of compensation expense over the expected service period, net of estimated forfeitures. See Note 10 for further information.

Foreign Currency Translation Adjustments and Transactions— Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at the period end rates of exchange, and revenue and expenses are translated at the average rates of exchange for the period. Gains or losses resulting from translating foreign currency financial statements are reflected in foreign currency translation adjustments and are reported as a separate component of comprehensive (loss) income and included in accumulated other comprehensive income (loss) in Member's interest.

Recent Accounting Pronouncements — In March 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-05, "Foreign Currency Matters" ("ASU 2013-05"), which clarifies the accounting for the cumulative translation adjustment when a parent either sells or transfers a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a foreign subsidiary or group of assets. ASU 2013-05 provides that the parent should release cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance was effective for the Company's fiscal year beginning January 1, 2014, and is being applied prospectively. The adoption of ASU 2013-05 does not have a material impact on the Company's Consolidated Financial Statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the financial statements as a liability and shall not be combined with deferred tax assets. The guidance was effective for the Company's fiscal year beginning January 1, 2014, and is being applied prospectively. The adoption of ASU 2013-11 does not have a material impact on the Company's Consolidated Financial Statements.

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"). ASU 2014-08 changes the criteria for disposals to qualify as discontinued operations and requires new disclosures about disposals of both discontinued operations and certain other disposals that do not meet the new definition. The guidance is effective beginning in the first quarter of 2015. The Company is currently evaluating the impact of the new guidance on the Company's Consolidated Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The guidance is effective beginning in the first quarter of fiscal 2017. The Company is currently evaluating the impact of the new guidance on the Company's Consolidated Financial Statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), and Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This standard sets forth management's responsibility to evaluate, each reporting period, whether there is substantial doubt about the Company's ability to continue as a going concern, and if so, to provide related footnote disclosures. The guidance is effective for the Company's 2016 annual financial statements. The Company is currently evaluating the impact of the new guidance on the Company's Consolidated Financial Statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to clearing organizations. These receivables from and payables to clearing organizations are short term in nature and following December 31, 2014, have substantially settled at the contracted amounts. The Company's marketable equity securities are recorded at fair value based on their quoted market price.

The Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. In accordance with ASC 820-10, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant

would use in pricing the asset or liability.

As of December 31, 2014, the Company did not have any Level 1 or Level 3 financial assets or liabilities.

Valuation Techniques — A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

> Equity Securities – Equity securities include securities mostly exchange-traded equity securities and are valued based on quoted market prices. Accordingly, exchange-traded equity securities are generally categorized in Level 1 of the fair value hierarchy. Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions. Non-exchange traded equity securities are generally categorized within Level 2 of the fair value hierarchy.

Financial Assets Measured at Fair Value on a recurring basis as of December 31, 2014.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)	Balance at December 31, 2014
Assets				
Equity securities (1)	$ -	$ 115,380	$ -	$ 115,380

(1) Included within Financial instruments owned, at fair value.

Excluded from the table above is variation margin on open long and short derivative contracts related to exchange traded futures in the amount of $68,287 included within Payables to brokers, dealers and clearing organizations.

Derivative Financial Instruments — The Company provides brokerage services to its customers for exchange traded and over-the-counter derivative products, which include futures, forwards and option contracts. The Company may enter into principal transactions for exchange-traded and over-the-counter derivative products to facilitate customer trading activity or to engage in principal trading for the Company's own account.

For certain derivative contracts, the Company has entered into agreements with counterparties that allow for netting. The Company reports these derivative contracts on a net-by-counterparty basis when management believes that a legal and enforceable right of offset exists under these agreements.

As of December 31, 2014 the Company had open long and short contracts related to exchange traded futures with a variation margin balance of $68,287, which is included in Payables to brokers, dealers and clearing organizations. As of December 31, 2014, the Company had outstanding long

and short futures commodity contracts with notional values of approximately $666,147,730 and $683,548,259, respectively.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's standalone operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company on a standalone basis has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed related to the Company on a standalone basis, in accordance with the requirements of FASB Accounting Standards Codification Topic 740. The Company also has two subsidiaries which operate in a foreign jurisdiction and are subject to tax in that jurisdiction. These taxes are reflected as a provision for income taxes in the consolidated statement of operations.

5. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003, the Company sells certain commissions receivables aged over 30 days to an affiliate on a non-recourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 9 for further discussion.

6. OTHER ASSETS

Other Assets consisted of the following:

	December 31, 2014
Employee Loans	$ 1,574,904
Prime Brokerage Account	1,298,908
Investments	311,722
Other	257,542
Total Other Assets	$ 3,443,076

7. COMMITMENTS AND CONTINGENCIES

Litigation —In the normal course of business, we are and have been party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. These proceedings have generally involved either proceedings against our competitors in connection with employee hires, or claims from former employees in connection with the termination of their employment from us. There is also potential for client claims alleging the occurrence of errors in the execution of brokerage transactions. We are also currently, and have been in the past, involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These

examinations or investigations could result in substantial fines or administrative proceedings that could result in censure, the issuance of cease and desist orders, the suspension or expulsion of a broker-dealer and its affiliated persons, officers or employees or other similar consequences.

Based on currently available information, the outcome of the Company's outstanding matters are not expected to have a material adverse impact on the Company's financial position. However, the outcome of any such matters may be material to the Company's results of operations or cash flows in a given period. It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of the Company's outstanding matters will not significantly exceed any reserves accrued by the Company.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased, at Fair Value — During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the Statement of Financial Condition. At December 31, 2014, the Company did not hold any financials instruments sold, but not yet purchased.

8. MARKET AND CREDIT RISK

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

9. RELATED PARTY TRANSACTIONS

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions, and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate.

The Company is also allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on an internal methodology.

Pursuant to a factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a non-recourse basis. The Company sold commission receivables of $32,169,924 for the year ended December 31, 2014.

Receivables from affiliates primarily consist of amounts collected by affiliates on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

10. SHARE-BASED COMPENSATION

The Parent maintains the Amended and Restated GFI Group Inc. 2008 Equity Incentive Plan, which was approved by the Parent's stockholders on June 6, 2013 (as amended and restated, the "2008 Equity Incentive Plan") which permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, shares of restricted stock, restricted stock units and performance units to employees, non-employee directors or consultants. The Parent issues shares from authorized but unissued shares and authorized and issued shares reacquired and held as treasury shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2008 Equity Incentive Plan. The fair value of RSUs is based on the closing price of the Company's common stock on the date of grant and is recorded as compensation expense over the service period, net of estimated forfeitures. The Parent also maintains a Deferred Cash Award Program, which was adopted on February 12, 2013, which provides for the grant of deferred cash incentive compensation to eligible employees.

The Parent allocates compensation expense to the Company generally based upon services provided by the Company's employees.

11. REGULATORY REQUIREMENTS

The Company is a registered introducing broker-dealer with the SEC, FINRA, NFA and CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. Proprietary accounts held at clearing organizations ("PAB assets") are considered allowable assets in the computation pursuant to PAB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2014, the Company's net capital was $21,488,354 which exceeded the minimum requirement by $21,238,354. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC. The Company claims an exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and differ in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts in the Company's consolidated financial statements to amounts reported on the Form X-17a-5 as of December 31, 2014 is presented below.

	Form X-17a-5	Reclassifications and Adjustments	Consolidated Financial Statements
ASSETS			
Cash and cash equivalents	$ 38,459,221	1,928,617	$ 40,387,838
Commissions receivable, net	9,023,992	189,675	9,213,667
Receivables and deposits with clearing organizations	9,172,706	-	9,172,706
Property, Equipment And Leasehold Improvements, Net	-	115,802	115,802
Financial instruments owned, at fair value	115,380	-	115,380
Receivables from affiliates	2,408,695	-	2,408,695
Investment in consolidated subsidiaries	1,989,540	(1,989,540)	-
Prepaid bonuses and forgivable employee loans	8,152,729	-	8,152,729
Other assets	3,192,175	250,901	3,443,076
TOTAL ASSETS	$ 72,514,438	495,455	$ 73,009,893
LIABILITIES			
Accrued compensation	$ 14,909,088	20,115	$ 14,929,203
Accounts payable and accrued expenses	2,486,909	31,990	2,518,899
Payables to affiliates	1,426,317	-	1,426,317
Payables to brokers, dealers, and clearing organizations	68,287	-	68,287
Other Liabilities	-	338,417	338,417
TOTAL LIABILITIES	$ 18,890,601	390,522	$ 19,281,123
MEMBER'S INTEREST			
Members interest before non-controlling interests	53,623,837	-	53,623,837
Non-controlling interests	-	104,933	104,933
TOTAL MEMBER'S INTEREST	$ 53,623,837	104,933	$ 53,728,770
TOTAL LIABILITIES AND MEMBER'S INTEREST	$ 72,514,438	495,455	$ 73,009,893

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated for adjustment to or disclosure in the consolidated financial statements through the date the consolidated financial statements were issued and determined there was a subsequent event requiring the following further disclosure to the statement of financial condition:

On Friday, February 27, 2015, the Company's Parent, GFI, announced the successful completion by BGC Partners Inc. ("BGC") of their tender offer for all of the outstanding shares of GFI common stock at $6.10 per share in cash. As of the expiration of the tender at 5:00 PM on February 26, 2015, approximately 54.6 million shares had been tendered, which, together with the 17.1 million shares of GFI common stock already owned by BGC, represented approximately 56.3% of GFI's outstanding

shares. Following the completion of the tender, GFI will be a controlled company and will be operated as a division of BGC.

Subsequent to year end, GFI Securities received funds in settlement of certain litigations that involved a number of GFI Group companies. The receipt of these funds is non-recurring.

******

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043548 FINRA
GFI Securities LLC
Attn: William Shields/Compliance
55 Water Street 10FL
New York, NY 10041-0004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Shields 212-968-4122

2. A. General Assessment (item 2e from page 2)		$ 186,029
B. Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid		(102,677)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		83,352
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 83,352
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 83,352	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GFI Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 15.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$179,794,004
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	29,696,542
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,801,047
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Foreign exchange currency options and revenue attributable to controlling interest (Deductions in excess of $100,000 require documentation)	64,750,642
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $134,019	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	134,019
Total deductions	105,382,250
2d. SIPC Net Operating Revenues	$74,411,754
2e. General Assessment @ .0025	$186,029
	(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Members of GFI Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of GFI Securities, LLC ("SLLC") for the year ended December 31, 2014, which were agreed to by SLLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating SLLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for SLLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   2B: Payments of $110,216 and $169 were made to Securities Investor Protection Corporation on December 16, 2014 and were agreed to the December 2014 Bank of America account statement for account #1233106618 (wire transfers #20141216002103093 and 2014121600276328, respectively). This document was provided by Saule Webb, Financial Reporting Analyst, SLLC. We noted a difference of $7,708 between the listed payment on item 2B and the cash disbursement, which was agreed to the client provided schedule "Summary YR 2014," line item "Interest computed on late payment."

   2F: A payment of $83,852 was made to Securities Investor Protection Corporation on February 27, 2015 and was agreed to the Bank of America Payment Confirmation for account #1233106595 (transaction number #152R92252JWM1A68), noting no differences. This document was provided by Saule Webb, Financial Reporting Analyst, SLLC.

2. Compared the Total Revenue amount reported of $179,932,434 on page 4 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $179,794,004 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting a difference of $138,430. We note this difference was agreed to the client provided schedule "Data Other Revenues," line item "5% minority interest in Colombia."

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(2), "Revenues from commodity transactions", of $29,696,542 to the client provided schedule "Summary YR 2014," line item "Revenues from commodity," noting no difference.

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b. Compared deductions on line 2c(3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.", of $10,801,047 to the "clearing fees" amount on page 4 of the audited form X-17A-5 for the year ended December 31, 2014, of $10,828,792, noting a difference of $27,745. The difference was agreed to the client provided schedule "Colombia IS," line item "Transaction Fees On Brokerage Services."

c. Compared deductions on line 2c(8), "Other revenue not related either directly or indirectly to the securities business.", of $64,750,642 to the schedule "Summary YR 2014," line item "Other revenue not related either directly or indirectly to the securities business," noting no difference.

d. Compared deductions on line 2c(9)(i), "Total interest and dividend expenses (FOCUS Line 22/PART IIA Line 13, Code 4075) but not in excess of total interest and dividend income.", of $134,019 to the "interest expense" amount on page 4 of the audited form X-17A-5 for the year ended December 31, 2014 of $134,018, noting a difference of $1.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedures 3, as follows:

   a. Recalculated the mathematical accuracy of the "Total Deductions" on page 2, line 2c (9)(ii)(c) of $105,382,250, of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues" on page 2, line 2d of $74,411,754, of the Form SIPC-7, noting no difference.

   c. Recalculated the mathematical accuracy of the "General Assessment @ .0025" on page 2, line 2e of $186,029, of the Form SIPC-7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of GFI Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2015

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Report of Independent Registered Public Accounting Firm

To the Management of GFI Securities LLC:

We have reviewed GFI Securities LLC (the "Company")'s assertions, included in the accompanying GFI Securities LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ADDRESS
55 Water Street
New York, NY 10041
CONTACT
phone **212.968.4100**
fax 212.968.2386
INTERNET
www.GFIgroup.com

GFI

GFI Securities, LLC's Exemption Report

GFI Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 through December 31, 2014 without exception.

____
GFI Securities, LLC

I, William Shields, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: __________________________
Title: Chief Compliance Officer
February 27, 2015